Exhibit (a)(1)(E)

Form of Reminder E-mail

The A10 Networks, Inc. offer to exchange certain outstanding options for restricted stock units (referred to as the “offer”) currently is still open. Please note that the offer will expire at 9:00 p.m., Pacific Time, on December 17, 2015, unless we extend the offer. The offer deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.
According to our records, you have not yet submitted an election for your eligible options. Participation in the offer is completely voluntary; however, if you would like to participate in the offer, you must submit a properly completed election form via A10’s offer website or facsimile no later than 9:00 p.m., Pacific Time on December 17, 2015 (unless the offer is extended). Your user name and initial password for the offer website were provided to you in the launch email, dated November 19, 2015, announcing the offer.
Only election forms that are properly completed, signed (electronically or otherwise), dated and actually received by A10 by the deadline via the offer website or facsimile will be accepted. Due to applicable requirements under local law, eligible participants residing in Japan, Germany or the Netherlands may submit election forms only via facsimile. Election forms submitted by any other means, including email, hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have questions, please direct them to A10 Stock Administration by email at stockadmin@a10networks.com or phone (408) 240-9341.
This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units; (2) the launch email, dated November 19, 2015, announcing the offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on A10’s offer website at https://A10.equitybenefits.com, or by contacting A10 Stock Administration by email at stockadmin@a10networks.com or phone (408) 240-9341.